

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2015

Via E-mail
Mr. Song Lv, Chief Financial Officer
Sinocoking Coal and Coke Chemical Industries, Inc.
Kuanggong Road and Tiyu Road 10th Floor
Chengshi Xin Yong She, Tiyu Road, Xinhau District
Pingdingshan, Henan Province
People's Republic of China 467000

> **Re: Sinocoking Coal and Coke Chemical Industries, Inc.**
> **Form 10-K for the year ended June 30, 2014**
> **Filed September 29. 2014**
> **File No. 1-15931**

Dear Mr. Lv:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Branch Chief